UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-4146-1

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:                           10/31/05

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

PART I -- REGISTRANT INFORMATION

NAVISTAR FINANCIAL CORPORATION

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

425 N. MARTINGALE ROAD

Address of Principal Executive Office (Street and Number)

SCHAUMBURG, ILLINOIS 60173

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Navistar Financial Corporation (the Corporation) is unable to timely file its Report on Form 10-K for the period ended October 31, 2005 because the final determination of the issues discussed in the Forms 8-K filed by the Corporation and its parent, Navistar International Corporation (Navistar) on January 17, 2006 (see below) are still unresolved. Additionally, the Corporation has several unresolved and complex accounting issues that impact only the Corporation which remain under review by the Corporation and in consultation with its registered independent public accountants, Deloitte and Touche LLP.

On January 17, 2006, Navistar issued a press release and filed a Form 12b-25 (Notification of Late Filing), and a Form 8-K, announcing that Navistar will be unable to timely file its Annual Report on Form 10-K for the period ended October 31, 2005. The corporation also filed a Form 8-K on January 17, 2006, disclosing the impact of Navistar’s late filing could have on the Corporation and the fact that the Corporation has obtained waivers from its lenders valid through May 31, 2006, subject to certain conditions listed in the filing.

Thus, the impact of the issues at Navistar or separately at the Corporation, if any, on the Corporation’s results cannot yet be determined and the Corporation cannot complete the preparation of the required financial information without unreasonable effort or expense.

The Corporation continues to devote all available resources to expedite the filing of its Report on Form 10-K as soon as practicable.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John V. Mulvaney, Sr.	(630)	753-4094
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation continues to analyze certain of the accounting issues raised in connection with the audit of its parent, Navistar and separately at the Corporation, to determine the impact, if any, on the Corporation’s results. While the Corporation does not anticipate any significant change in its results of operations from the corresponding period for the last fiscal year, until resolution of the above matters is complete, the Corporation is unable to estimate the impact the resolution of those issues may have, if any, on the Corporation’s results of operations.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the Corporation’s historical financial statements. These forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

NAVISTAR FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2006	By: /s/	JOHN V. MULVANEY, SR.
John V. Mulvaney, Sr.
Vice President and Controller
(Principal Accounting Officer)